CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2012
(UNAUDITED)

925 West Georgia Street, Suite 1805, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed interim consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval.

The condensed interim consolidated financial statements have not been audited.

“Keith Neumeyer”	“Raymond Polman”

Keith Neumeyer	Raymond Polman, CA
President & CEO	Chief Financial Officer
August 13, 2012	August 13, 2012

First Majestic Silver Corp.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2012	2011	2012	2011

Revenues	6	$54,774	$68,040	$112,589	$123,306
Cost of sales		18,456	18,112	35,149	34,931
Gross margin		36,318	49,928	77,440	88,375
Depletion, depreciation and amortization		5,259	3,134	10,712	5,938
Mine operating earnings		31,059	46,794	66,728	82,437

General and administrative expense	7	5,095	3,346	9,512	7,538
Share-based payments		2,405	1,772	5,230	3,661
Acquisition costs	26	781	-	781	-
Accretion of decommissioning liabilities		99	112	202	231
Foreign exchange (gain) loss		(492)	284	(217)	309
Operating earnings		23,171	41,280	51,220	70,698
Investment and other (loss) income	8	(3,627)	381	1,954	3,856
Finance costs		(468)	(388)	(867)	(506)
Earnings before income taxes		19,076	41,273	52,307	74,048
Income taxes
Current income tax (recovery) expense		(3,072)	9,445	1,777	13,668
Deferred income tax expense		6,827	1,235	8,851	5,917
		3,755	10,680	10,628	19,585
Net earnings for the period		$15,321	$30,593	$41,679	$54,463

Earnings per common share
Basic		$0.14	$0.30	$0.39	$0.54
Diluted		$0.14	$0.29	$0.39	$0.51

Weighted average shares outstanding
Basic	9	105,798,950	103,396,753	105,619,499	101,633,552
Diluted	9	107,651,504	107,279,976	107,786,650	106,528,441

APPROVED BY THE BOARD OF DIRECTORS

Keith Neumeyer (signed)	Director	Douglas Penrose (signed)	Director

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(tabular amounts are expressed in thousands of United States dollars - unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011

Net earnings for the period attributable to equity holders of the Company	$15,321	$30,593	$41,679	$54,463

Other comprehensive income
Available for sale investments:
Unrealized (loss) gain on fair value of investments	(741)	1,721	(3,478)	1,634
Currency translation (loss) gain	(216)	226	170	719
Other comprehensive (loss) income	(957)	1,947	(3,308)	2,353
Total comprehensive income for the period	$14,364	$32,540	$38,371	$56,816

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(tabular amounts are expressed in thousands of United States dollars - unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2012	2011	2012	2011

OPERATING ACTIVITIES
Net earnings for the period		$15,321	$30,593	$41,679	$54,463
Adjustments for:
Share-based payments		2,405	1,772	5,230	3,661
Depletion, depreciation and amortization		5,259	3,134	10,712	5,938
Accretion of decommissioning liabilities		99	112	202	231
Loss (gain) from derivative financial instruments and fair value through profit or loss marketable securities		3,682	(320)	(1,793)	(3,545)
Current income tax (recovery) expense		(3,072)	9,445	1,777	13,668
Deferred income taxes		6,827	1,235	8,851	5,917
Finance costs		468	388	867	506
Unrealized foreign exchange (loss) gain and other		(373)	7	210	523
Operating cash flows before movements in working capital and income taxes		30,616	46,366	67,735	81,362
Net change in non-cash working capital items	22	(3,996)	(2,959)	4,554	(3,188)
Income taxes paid		(3,442)	(5,458)	(10,585)	(5,802)
Cash generated by operating activities		23,178	37,949	61,704	72,372

INVESTING ACTIVITIES
Expenditures on mineral property interests		(18,536)	(6,355)	(40,744)	(11,582)
Acquisition of property, plant and equipment		(14,592)	(12,360)	(25,472)	(16,815)
Decrease (increase) in deposits on long-term assets		244	(6,657)	(5,652)	(10,418)
Realized (loss) gain of derivative financial instruments		(3,607)	186	(2,044)	3,411
Proceeds from disposal of marketable securities		315	-	2,803	-
Investment in marketable securities		(350)	-	(10,349)	-
Cash used in investing activities		(36,526)	(25,186)	(81,458)	(35,404)

FINANCING ACTIVITIES
Proceeds from exercise of stock options and share warrants		1,181	4,974	3,705	22,911
Payment of lease obligations, net of proceeds		(1,405)	(566)	(2,714)	(892)
Finance costs paid		(468)	(388)	(867)	(506)
(Repayment of) proceeds from debt facility		(125)	2,280	(773)	2,280
Proceeds from lease financing		-	-	-	2,474
Payment of other long-term liabilities		-	(39)	-	(76)
Cash (used in) generated by financing activities		(817)	6,261	(649)	26,191

Effect of exchange rate on cash held in foreign currencies		(278)	330	109	656
(Decrease) increase in cash and cash equivalents		(14,165)	19,024	(20,403)	63,159
Cash and cash equivalents, beginning of period		85,333	85,624	91,184	41,163
Cash and cash equivalents, end of period		$70,890	$104,978	$70,890	$104,978

Supplemental cash flow information	22

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT JUNE 30, 2012 AND DECEMBER 31, 2011
(tabular amounts are expressed in thousands of United States dollars - unaudited)

	Note	June 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents		$70,890	$91,184
Trade and other receivables	10	16,430	15,593
Income taxes receivable		9,461	9,734
Inventories	11	19,426	14,661
Other financial assets	12	10,528	4,865
Prepaid expenses and other	13	2,147	1,535
Total current assets		128,882	137,572

Non-current assets
Mining interests	14	197,368	157,865
Property, plant and equipment	15	163,464	129,040
Deferred tax assets		8,883	8,331
Deposits on long-term assets	16	11,813	10,504
Total assets		$510,410	$443,312

Liabilities and Equity
Current liabilities
Trade and other payables	17	$23,895	$22,433
Other financial liabilities		-	383
Debt facilities		-	784
Current portion of lease obligations	18	7,476	4,269
Income taxes payable		2,932	-
Total current liabilities		34,303	27,869

Non-current liabilities
Lease obligations	18	13,402	9,825
Decommissioning liabilities		6,487	6,123
Deferred tax liabilities		59,010	48,897
Total liabilities		113,202	92,714

Shareholders' equity
Share capital	19 (a)	278,426	273,304
Equity reserves	20	27,653	27,844
Retained earnings		91,129	49,450
Total equity		397,208	350,598
Total liabilities and equity		$510,410	$443,312

Contingent liabilities (Note 24)
Subsequent events (Note 25)

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(tabular amounts are expressed in thousands of United States dollars, except share amounts - unaudited)

	Share Capital				Equity Reserves
									Retained
					Share-	Available	Foreign	Total	earnings
			To be		based	for sale	currency	equity	(Accumulated	Total
	Shares	Amount	issued	Total	payment	revaluation	translation	reserves	deficit)	equity

Balance at December 31, 2010	97,560,417	$239,525	$245	$239,770	$25,170	$18	$621	$25,809	$(54,124)	$211,455
Net earnings	-	-	-	-	-	-	-	-	54,463	54,463
Share-based payment	-	-	-	-	3,661	-	-	3,661	-	3,661
Other comprehensive income	-	-	-	-	-	1,634	719	2,353	-	2,353
Shares issued for:
Exercise of options	1,540,800	6,017	-	6,017	-	-	-	-	-	6,017
Exercise of warrants	4,806,593	16,894	-	16,894	-	-	-	-	-	16,894
Conversion of shares to be issued (Note 19(c))	25,000	12	(12)	-	-	-	-	-	-	-
Transfer of equity reserve upon exercise of options and warrants	-	3,242	-	3,242	(3,242)	-	-	(3,242)	-	-
Balance at June 30 , 2011	103,932,810	$265,690	$233	$265,923	$25,589	$1,652	$1,340	$28,581	$339	$294,843

Balance at December 31, 2011	105,135,372	$273,094	$210	$273,304	$27,394	$1,127	$(677)	$27,844	$49,450	$350,598
Net earnings	-	-	-	-	-	-	-	-	41,679	41,679
Share-based payment, net of related tax benefits	-	-	-	-	4,534	-	-	4,534	-	4,534
Other comprehensive (loss) income	-	-	-	-	-	(3,478)	170	(3,308)	-	(3,308)
Shares issued for:
Exercise of options	753,575	3,705	-	3,705	-	-	-	-	-	3,705
Conversion of shares to be issued (Note 19(c))	250	1	(1)	-	-	-	-	-	-	-
Transfer of equity reserve upon exercise of options and warrants	-	1,417	-	1,417	(1,417)	-	-	(1,417)	-	-
Balance at June 30 , 2012	105,889,197	$278,217	$209	$278,426	$30,511	$(2,351)	$(507)	$27,653	$91,129	$397,208

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

1.	NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company’s shares trade on the New York Stock Exchange under the symbol “AG” and on the Toronto Stock Exchange under the symbol “FR”.

The Company’s head office, principal address and registered and records office is located at 925 West Georgia Street, Suite 1805, Vancouver, British Columbia, Canada, V6C 3L2.

2.	BASIS OF PREPARATION

Statement of Compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the Interpretations of the IFRS Interpretations Committee (“IFRIC”) and using the accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2011. As these condensed interim consolidated financial statements do not include all disclosures for annual consolidated financial statements, they should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2011.

Statement of Consolidation and Presentation

These condensed interim consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value including derivative financial instruments and available for sale investments. All dollar amounts presented are in United States dollars unless otherwise specified. The accounting policies in Note 3 of the Company’s audited consolidated financial statements as at and for the year ended December 31, 2011 have been applied in preparing these condensed interim consolidated financial statements.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Corporación First Majestic, S.A. de C.V. (“Corporación”), First Silver Reserve Inc. (“First Silver”), First Majestic Plata, S. A. de C.V., Minera El Pilón, S.A. de C.V., Minera La Encantada, S.A. de C.V., First Majestic Del Toro, S.A. de C.V., Majestic Services S.A. de C.V., Minera Real Bonanza, S.A. de C.V., Servicios Minero-Metalúrgicos e Industriales, S.A. de C. V., Mantenimiento Central Para Equipo Minero, S.A. de C.V., Administración y Servicios Integrales ASI, S.A. de C.V., 0915623 B.C. Ltd., FMS Investment Coöperatie U.A., FMS Investco B.V., FMS Trading AG and FMS Capital AG. First Silver underwent a wind-up and distribution of its assets and liabilities to the Company in December 2007 but First Silver has not been dissolved for legal purposes pending the outcome of litigation. Intercompany balances and transactions, income and expenses are eliminated on consolidation.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of condensed interim consolidated financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Notes Page 1

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements include: economic recoverability and probability of future economic benefits of exploration; evaluation and development costs; and commencement of commercial production and production levels intended by management.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments include: impairment of property, plant and equipment and mining interests; depreciation and amortization rates for property, plant and equipment and depletion rates for mining interests; estimated reclamation and closure costs; mineral reserve estimates; inventory valuation; valuation of share-based payments; and income taxes.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company will evaluate the impact the final standard will have on its consolidated financial statements when issued.

Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”) and IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”). IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows. IFRS 10 and IFRS 12 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted if adopted along with IFRS 11, IFRS 12, IAS 27 (revised) and IAS 28 (revised). The Company is evaluating the impact of these new standards on its consolidated financial statements.

Joint Arrangements

In May 2011, the IASB issued IFRS 11 - Joint Arrangements (“IFRS 11”), which provides guidance on accounting for joint arrangements. IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved. An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses. A joint venture is accounted for using the equity method and proportionate consolidation is no longer permitted. This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company does not anticipate these new standards to have a significant impact on its consolidated financial statements.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13 - Fair Value Measurement (“IFRS 13”). This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements. IFRS 13 is effective for annual periods on or after January 1, 2013, with earlier application permitted. This IFRS is to be applied prospectively as of the beginning of the annual period in which it is initially applied and the disclosure requirements do not need to be applied in comparative periods before initial application. The Company is currently assessing the impact of this standard on its financial statements.

Notes Page 2

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

4.	RECENT ACCOUNTING PRONOUNCEMENTS (continued) Items of Other Comprehensive Income

In June 2011, the IASB issued an amendment to IAS 1 (“amendments to IAS1”) – Presentation of Items of Other Comprehensive Income. The amendments to IAS1 require items of other comprehensive income (“OCI”), along with their tax effects, to be grouped into those that will and will not subsequently be reclassified to profit or loss. The measurement and recognition of items of profit or loss and OCI are not affected by the amendments. This amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted. The Company does not anticipate this amendment to have a material impact on its consolidated financial statements.

5.	SEGMENTED INFORMATION

The Company has three operating segments located in Mexico, two development projects in Mexico, one retail market segment in Canada and one silver trading segment in Europe. All of the Company’s operations are within the mining industry and its major products are silver doré and lead-silver concentrate. Transfer prices between business segments are set on an arm’s-length basis in a manner similar to transactions with third parties.

An operating segment is defined as a component of the Company:

•	That engages in business activities from which it may earn revenues and incur expenses;
•	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
•	for which discrete financial information is available.

Management evaluates segment performance based on mine operating earnings as other expenses are not generally allocated to the segments. Significant information relating to the Company’s reporting operating segments is summarized in the table below:

	Three Months Ended June 30, 2012					Three Months Ended June 30, 2011
			Depletion,	Mine				Depletion,	Mine
			depreciation	operating				depreciation	operating
			and	earnings	Capital			and	earnings	Capital
	Revenue	Cost of sales	amortization	(loss)	expenditures	Revenue	Cost of sales	amortization	(loss)	expenditures
Mexico
San Martin	$4,885	$2,841	$644	$1,400	$7,449	$9,780	$3,473	$480 $	5,827	$5,693
La Parrilla	16,974	6,299	2,343	8,332	14,199	15,994	4,173	983	10,838	15,224
La Encantada	22,682	9,118	2,272	11,292	11,116	42,926	10,569	1,379	30,978	5,457
Del Toro	-	-	-	-	14,495	-	-	-	-	2,430
La Luz	-	-	-	-	524	-	-	-	-	733
Canada
Coin Sales	608	664	-	(56)	-	9,100	8,444	-	656	-
Europe
Silver Sales	42,734	32,916	-	9,818	-	-	-	-	-	-
Corporate and Eliminations	(33,109)	(33,382)	-	273	880	(9,760)	(8,547)	292	(1,505)	182
Consolidated	$54,774	$18,456	$5,259	$31,059	$48,663	$68,040	$18,112	$3,134 $	46,794	$29,719

	Six Months Ended June 30, 2012					Six Months Ended June 30, 2011
			Depletion,	Mine				Depletion,	Mine
			depreciation	operating				depreciation	operating
			and	earnings	Capital			and	earnings	Capital
	Revenue	Cost of sales	amortization	(loss)	expenditures	Revenue	Cost of sales	amortization	(loss)	expenditures
Mexico
San Martin	$10,949	$5,661	$1,604	$3,684	$11,299	$19,316	$6,782	$826 $	11,708	$7,496
La Parrilla	37,688	12,617	4,679	20,392	28,928	26,041	7,490	1,836	16,715	19,244
La Encantada	41,535	16,572	4,429	20,534	18,845	77,016	20,604	2,763	53,649	9,335
Del Toro	-	-	-	-	23,477	-	-	-	-	3,816
La Luz	-	-	-	-	921	-	-	-	-	1,031
Canada
Coin and Doré Sales	1,798	1,994	-	(196)	-	18,448	16,656	-	1,792	-
Europe
Silver Sales	82,874	60,917	-	21,957	-	-	-	-	-	-
Corporate and Eliminations	(62,255)	(62,612)	-	357	1,554	(17,515)	(16,601)	513	(1,427)	231
Consolidated	$112,589	$35,149	$10,712	$66,728	$85,024	$123,306	$34,931	$5,938 $	82,437	$41,153

Notes Page 3

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

5.	SEGMENTED INFORMATION (continued)

	At June 30, 2012		At December 31, 2011
		Total		Total
	Total assets	liabilities	Total assets	liabilities
Mexico
San Martin	$79,378	$18,200	$69,288	$19,734
La Parrilla	147,492	43,346	116,651	13,358
La Encantada	121,213	26,309	127,491	21,929
Del Toro	57,926	1,184	31,795	1,685
La Luz	25,083	682	23,313	659
Canada
Coin and Doré Sales	547	58	728	139
Europe
Silver Sales	38,323	6,985	30,483	4,484
Corporate and Eliminations	40,448	16,438	43,563	30,726
Consolidated	$510,410	$113,202	$443,312	$92,714

6.	REVENUES

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Gross revenue from payable ounces of silver equivalents	$58,233	$69,741	$119,920	$126,668
Less: refining & smelting, net of intercompany eliminations	(3,459)	(1,701)	(7,331)	(3,362)
Revenues	$54,774	$68,040	$112,589	$123,306

7.	GENERAL AND ADMINISTRATIVE EXPENSES

The general and administrative expenses of the Company are comprised of the following:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Corporate administration	$1,507	$911	$2,630	$2,106
Salaries and benefits	1,639	1,268	3,709	3,198
Audit, legal and professional fees	1,501	710	2,263	1,340
Filing and listing fees	149	303	346	601
Directors fees and expenses	158	84	325	161
Depreciation	141	70	239	132
	$5,095	$3,346	$9,512	$7,538

8.	INVESTMENT AND OTHER (LOSS) INCOME

The Company’s investment and other (loss) income is comprised of the following:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
(Loss) gain from investment in derivative and fair value through profit or loss ("FVTPL") marketable securities	$(3,682)	$320	$1,793	$3,545
Interest income and other	55	61	161	311
	$(3,627)	$381	$1,954	$3,856

Notes Page 4

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

9.	EARNINGS PER SHARE

The calculations of basic and diluted earnings per share for the three and six months ended June 30, 2012 and 2011 are based on the following:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Net income for the period attributable to equity holders of the Company	$15,321	$30,593	$41,679	$54,463

Weighted average number of shares on issue - basic	105,798,950	103,396,753	105,619,499	101,633,552
Adjustments for:
Share options	1,852,554	3,806,350	2,167,151	3,677,569
Warrants	-	76,873	-	1,217,320
Weighted average number of shares on issue - diluted (1)	107,651,504	107,279,976	107,786,650	106,528,441

Earnings per share - basic	$0.14	$0.30	$0.39	$0.54
Earnings per share - diluted	$0.14	$0.29	$0.39	$0.51

(1) Weighted average number of shares excludes 1,894,500 (2011 – 32,500) anti-dilutive options.

10.	TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	June 30, 2012	December 31, 2011
Trade receivables	$5,827	$6,269
Value added taxes and other taxes recoverable	9,960	8,872
Loan receivable from supplier and other	643	452
	$16,430	$15,593

The Company does not hold any collateral for any receivable amounts outstanding at June 30, 2012 and December 31, 2011. Trade and other receivables include $572,000 (December 31, 2011 - $557,000) in value added taxes recoverable that have been outstanding for more than one year. The Company expects full recovery of the amounts outstanding and therefore no impairment has been recorded against these receivables.

11.	INVENTORIES

	June 30, 2012	December 31, 2011
Finished product - doré and concentrates	$340	$799
Work in process	3,902	4,027
Stockpile	2,064	409
Materials and s upplies	12,710	8,934
Silver coins and bullion including in-process shipments	410	492
	$19,426	$14,661

The amount of inventories recognized as an expense during the period is equivalent to cost of sales for the period and no inventory write-downs were recorded or reversed during the periods presented.

Notes Page 5

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

12.	OTHER FINANCIAL ASSETS

	June 30, 2012	December 31, 2011
Marketable securities - available for sale	$2,177	$4,865
Marketable securities - fair value through profit or loss	6,647	-
Derivatives	1,704	-
	$10,528	$4,865

The Company holds various investments designated as available for sale (“AFS”) marketable securities with total fair value of $2,177,000 (December 31, 2011 - $4,865,000) and cost of $4,494,000 (December 31, 2011 - $3,713,000) as at June 30, 2012. Changes in fair value on AFS marketable securities are recognized in other comprehensive income or loss, unless there is objective evidence of impairment.

As at June 30, 2012, the Company has 574,000 units of Sprott Physical Silver Trust (PSLV) with fair value of $6,647,000, which were acquired at a cost of $13.20 per unit. These trust units are classified as fair value through profit or loss (“FVTPL”) marketable securities, with changes in fair value recorded through profit or loss. During the three and six months ended June 30, 2012, the Company recognized a loss of $1,168,000 (2011 - $nil) and $549,000 (2011 - $nil), respectively, related to its FVTPL marketable securities.

The Company also carries a long position on silver futures, expiring in September 2012, equivalent to 500,000 ounces of silver at an average price of $27.01 at June 30, 2012. Derivatives of $1,704,000 (December 31, 2011 - $nil) reflects an unrealized gain of $304,000 at June 30, 2012 and deposits for the margin requirement to hold the silver futures. For the three months ended June 30, 2012, the Company recorded a loss of $2,514,000 (2011 – loss of $358,000) related to silver futures. For the six months ended June 30, 2012, the Company recorded a gain of $2,342,000 (2011 – loss of $3,583,000).

13.	PREPAIDS EXPENSES AND OTHER

The Company's prepaid expenses and other are comprised of:

	June 30, 2012	December 31, 2011
Prepayments to suppliers and contractors	$1,769	$1,138
Deposits	378	397
	$2,147	$1,535

14.	MINING INTERESTS

The Company’s mining interest is composed of the following:

	June 30, 2012	December 31, 2011
Producing properties	$112,638	$91,116
Exploration properties (non-depletable)	84,730	66,749
	$197,368	$157,865

Notes Page 6

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

14.	MINING INTERESTS (continued)

Producing properties are allocated as follows:

	La Encantada	La Parrilla	San Martin
Producing properties	Silver Mine	Silver Mine	Silver Mine	Total
Cost
At December 31, 2010	$17,512	$27,452	$38,337	$83,301
Additions	8,305	15,869	3,571	27,745
Change in decommissioning liabilities	(25)	(525)	164	(386)
Transfer from exploration properties	1,472	4,394	5	5,871
At December 31, 2011	$27,264	$47,190	$42,077	$116,531
Additions	6,451	14,996	2,525	23,972
At June 30, 2012	$33,715	$62,186	$44,602	$140,503

Accumulated depletion and amortization
At December 31, 2010	$(4,200)	$(3,829)	$(12,531)	$(20,560)
Depletion and amortization	(1,840)	(1,573)	(1,442)	(4,855)
At December 31, 2011	$(6,040)	$(5,402)	$(13,973)	$(25,415)
Depletion and amortization	(628)	(1,047)	(775)	(2,450)
At June 30, 2012	$(6,668)	$(6,449)	$(14,748)	$(27,865)

Carrying value
At December 31, 2011	$21,224	$41,788	$28,104	$91,116
At June 30, 2012	$27,047	$55,737	$29,854	$112,638

Exploration properties are allocated as follows:

	La Encantada	La Parrilla	San Martin	Del Toro	La Luz
Exploration properties	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Project	Total
Cost
At December 31, 2010	$2,935	$7,790	$15,432	$11,640	$19,122	$56,919
Exploration and evaluation expenditures	2,057	2,274	3,008	10,472	1,242	19,053
Proceeds from option payment (f)	-	-	(3,400)	-	-	(3,400)
Change in decommissioning liabilities	-	-	-	-	48	48
Transfer to producing properties	(1,472)	(4,394)	(5)	-	-	(5,871)
At December 31, 2011	$3,520	$5,670	$15,035	$22,112	$20,412	$66,749
Exploration and evaluation expenditures	2,482	1,085	3,913	10,317	624	18,421
Proceeds from option payment (f)	-	-	(440)	-	-	(440)
At June 30, 2012	$6,002	$6,755	$18,508	$32,429	$21,036	$84,730

(a)	La Encantada Silver Mine, Coahuila State

The La Encantada Silver Mine is a producing underground mine located in northern Mexico 708 kilometres north east of Torreon, Coahuila and is accessible via a 1.5 hour flight from Torreon, Coahuila. The La Encantada Silver Mine consists of a 4,000 tpd cyanidation plant which achieved commercial production on April 1, 2010, a 1,000 tpd flotation plant (currently in care-and-maintenance), a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and all the infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 km away via mostly paved road. The Company owns 100% of the La Encantada Silver Mine.

Notes Page 7

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

14.	MINING INTERESTS (continued)

	(b)	La Parrilla Silver Mine, Durango State

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Mexico, is a group of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos and the Quebradillas mines which are connected via gravel road ways. La Parrilla includes a 2,000 tpd processing plant consisting of the new 1,000 tpd cyanidation and 1,000 tpd flotation circuits, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

There is a net smelter royalty (“NSR”) agreement of 1.5% of sales revenue associated with the Quebradillas Mine, with a maximum payable of $2.5 million. The Company has an option to purchase the NSR at any time for an amount of $2.0 million. For the three and six months ended June 30, 2012, the Company paid royalties of $243,000 (2011 - $44,000) and $425,000 (2011 - $71,000), respectively. As at June 30, 2012, the cumulative total of royalties paid to date for the Quebradillas NSR is $1,114,000.

	(c)	San Martin Silver Mine, Jalisco State

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in northern Jalisco State, Mexico, 290 km north east of Guadalajara, Mexico, and is owned 100% by the Company. The mine comprises approximately 7,841 hectares of mineral rights, 1,300 hectares of surface rights surrounding the mine, and another 104 hectares of surface rights where the 950 tpd cyanidation plant and 500 tpd flotation plant (currently in care and maintenance), mine buildings, offices and related infrastructure. During 2011, several improvements were made including the installation of a new ball mill, replacing an older and smaller mill, the replacement of the filter presses in the Merrill-Crowe circuit, and the addition of two new induction furnaces.

	(d)	Del Toro Silver Mine, Zacatecas State

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 405 contiguous hectares of mining claims, including the Dolores area, plus an additional 129 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro operation represents the consolidation of two old silver mines, the Perseverancia and San Juan mines, which are approximately one kilometre apart. Del Toro was previously an operating division of the Company’s First Majestic Plata, S.A. de C.V. subsidiary. During the second quarter of 2012, assets of Del Toro were transferred into a newly formed subsidiary, First Majestic Del Toro, S.A. de C.V., to better isolate its operating results from the La Parrilla Mine as the plant begins production in late 2012. First Majestic owns 100% of the Del Toro Silver Mine.

	(e)	La Luz Silver Project, San Luis Potosi State

The La Luz Silver Project, is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico, near the village of Real de Catorce and was acquired in November 2009, through the acquisition of Normabec Mining Resources Ltd. ("Normabec"). The Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what was historically known as the Santa Ana mine and consists of 36 mining concessions covering 4,977 hectares, with estimated historical production of 230 million ounces between 1773 and 1990.

Notes Page 8

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

14.	MINING INTERESTS (continued)

(f) Jalisco Group of Properties, Jalisco State

The Company also owns the Jalisco Group of Properties which consist of 5,240 hectares of mining claims in Jalisco State, Mexico. On April 15, 2011, a definitive agreement was entered into with Sonora Resources Corp. (the “Optionee”) whereby the Optionee has an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) located in Jalisco State, Mexico. The Optionee issued 10 million shares of common stock with a fair value of $3.4 million to the Company and is committed to spend $3 million over the first three years to earn a 50% interest and $5 million over five years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within seven years. First Majestic will retain a 10% free carried interest and a 2.375% NSR. The fair value of common shares received from the Optionee was recorded in other financial assets with a corresponding reduction in the carrying value of the San Martin mining interests during the period.

In May 2012, the Company received an additional two million common shares of the Optionee, valued at $440,000 as a result of their failure to file a registration statement qualifying the original 10 million shares of common stock issued for free trading. The fair value of the common shares received from the Optionee was recorded as a reduction in the carrying value of mining interest in the second quarter of 2012.

15.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are composed of the following:

	Land and	Machinery and	Assets under
	Buildings	equipment	construction	Other	Total
Cost
At December 31, 2010	$14,953	$67,032	$2,731	$2,078	$86,794
Additions	5,722	25,066	34,671	1,675	67,134
At December 31, 2011	$20,675	$92,098	$37,402	$3,753	$153,928
Additions	5,108	20,662	15,321	1,540	42,631
Transfers	14,092	13,998	(28,090)	-	-
At June 30, 2012	$39,875	$126,758	$24,633	$5,293	$196,559

Accumulated depreciation and amortization
At December 31, 2010	$(3,485)	$(9,801)	$-	$(1,125)	$(14,411)
Depreciation and amortization	(1,846)	(7,501)	-	(1,130)	(10,477)
At December 31, 2011	$(5,331)	$(17,302)	$-	$(2,255)	$(24,888)
Depreciation and amortization	(2,016)	(5,597)	-	(594)	(8,207)
At June 30, 2012	$(7,347)	$(22,899)	$-	$(2,849)	$(33,095)

Carrying value
At December 31, 2011	$15,344	$74,796	$37,402	$1,498	$129,040
At June 30, 2012	$32,528	$103,859	$24,633	$2,444	$163,464

(1) Included in land and buildings is $4,809,000 (December 31, 2011 - $4,181,000) of land properties which are not subject to depreciation.

(2) Included in property, plant and equipment is $22,794,000 (December 31, 2011 - $14,789,000) of equipment under finance lease.

Notes Page 9

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

15.	PROPERTY, PLANT AND EQUIPMENT (continued)

Mining assets, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated as follow:

	La Encantada	La Parrilla	San Martin	Del Toro	La Luz
	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Project	Corporate	Total
Cost
At December 31, 2010	$51,788	$19,546	$11,068	$1,944	$1,357	$1,091	$86,794
Additions	13,949	37,808	8,215	5,061	1,316	785	67,134
At December 31, 2011	$65,737	$57,354	$19,283	$7,005	$2,673	$1,876	$153,928
Additions	9,912	12,847	4,861	13,160	297	1,554	42,631
At June 30, 2012	$75,649	$70,201	$24,144	$20,165	$2,970	$3,430	$196,559

Accumulated depreciation and amortization
At December 31, 2010	$(4,224)	$(5,539)	$(4,006)	$-	$(37)	$(605)	$(14,411)
Depreciation and amortization	(6,385)	(2,846)	(917)	-	(36)	(293)	(10,477)
At December 31, 2011	$(10,609)	$(8,385)	$(4,923)	$-	$(73)	$(898)	$(24,888)
Depreciation and amortization	(3,776)	(3,376)	(795)	-	(16)	(244)	(8,207)
At June 30, 2012	$(14,385)	$(11,761)	$(5,718)	$-	$(89)	$(1,142)	$(33,095)

Carrying value
At December 31, 2011	$55,128	$48,969	$14,360	$7,005	$2,600	$978	$129,040
At June 30, 2012	$61,264	$58,440	$18,426	$20,165	$2,881	$2,288	$163,464

16.	DEPOSITS ON LONG-TERM ASSETS

The Company’s deposits on long-term assets are comprised of the following:

	June 30, 2012	December 31, 2011
Deposits on equipment	$9,870	$6,006
Deposits on equipment under finance leases	368	2,812
Deposits on services	1,575	1,686
	$11,813	$10,504

17.	TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate office expenses. The normal credit period for these purchases is between 30 to 90 days.

Trade payables and accrued liabilities are comprised of the following items:

	June 30, 2012	December 31, 2011
Trade payables	$9,766	$6,512
Accrued liabilities	14,091	15,903
Unearned revenue	38	18
	$23,895	$22,433

Notes Page 10

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

18.	LEASE OBLIGATIONS

The Company has entered into leases for various mining and plant equipment. These leases have terms of 36 to 48 months with interest rates ranging from 7.9% to 9.1%. Assets under finance leases are pledged as security against the lease obligation.

The following is a schedule of future minimum lease payments under the finance leases:

	June 30, 2012	December 31, 2011
Less than one year	$8,881	$5,238
More than one year but not more than five years	14,417	10,795
	23,298	16,033
Less: future finance charges	(2,420)	(1,939)
Present value of minimum lease payments	$20,878	$14,094
Included in the financial statements as:
Current portion of lease obligations	7,476	4,269
Lease obligations	13,402	9,825
Present value of minimum lease payments	$20,878	$14,094

19.	SHARE CAPITAL

	(a)	Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the period is as follows:

			Shares
	Shares	Amount	to be issued	Total
Balance at December 31, 2010	97,560,417	$239,525	$245	$239,770
Shares issued for:
Exercise of options	2,449,750	10,428	-	10,428
Exercise of warrants	5,118,093	17,943	-	17,943
Conversion of shares to be issued (Note 19(c))	7,112	35	(35)	-
Transfer of equity reserve upon exercise of options and warrants	-	5,163	-	5,163
Balance at December 31, 2011	105,135,372	$273,094	$210	$273,304
Shares issued for:
Exercise of options	753,575	3,705	-	3,705
Conversion of shares to be issued (Note 19(c))	250	1	(1)	-
Transfer of equity reserve upon exercise of options	-	1,417	-	1,417
Balance at June 30, 2012	105,889,197	$278,217	$209	$278,426

Notes Page 11

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

19.	SHARE CAPITAL (continued)

	(b)	Stock options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted prior to May 19, 2011 are subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter. All stock options granted thereafter are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The following table summarizes the information about stock options outstanding and exercisable at June 30, 2012:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
	Number of	Exercise Price	Remaining Life	Number of	Exercise Price	Remaining Life
Exercise prices (CAD$)	Options	(CAD$/Share)	(Years)	Options	(CAD$/Share)	(Years)
2.01 - 3.00	183,850	2.05	1.82	183,850	2.05	1.82
3.01 - 4.00	1,122,500	3.63	0.86	1,122,500	3.63	0.86
4.01 - 5.00	781,600	4.30	0.52	781,600	4.30	0.52
10.01 - 20.03	3,019,100	15.34	3.61	1,304,475	13.01	2.50
	5,107,050	10.60	2.47	3,392,425	7.31	1.47

As of June 30, 2012, incentive stock options represent 5% (December 31, 2011 - 5%) of issued and outstanding common capital. The aggregate intrinsic values of vested share options (the market value less the exercise value) at June 30, 2012 and December 31, 2011 were $24.9 million (CAD$25.4 million) and $40.1 million (CAD$40.8 million), respectively.

The changes in stock options issued during the six months ended June 30, 2012 and the year ended December 31, 2011 are as follows:

	Six Months Ended		Year Ended
	June 30, 2012		December 31, 2011
		Weighted Average		Weighted Average
		Exercise Price		Exercise Price
	Number of Options	(CAD$/Share)	Number of Options	(CAD$/Share)
Balance, beginning of the period	4,934,375	8.31	6,464,875	5.61
Granted	1,045,000	17.96	939,500	16.13
Exercised	(753,575)	4.90	(2,449,750)	4.15
Expired	(118,750)	16.57	(20,250)	12.44
Balance, end of the period	5,107,050	10.60	4,934,375	8.31

During the six months ended June 30, 2012, 753,575 (June 30, 2011 – 1,540,800) stock options were exercised. The weighted average closing share price at date of exercise for the six months ended June 30, 2012 was CAD$18.38 (2011 - CAD$18.21) .

During the six months ended June 30, 2012, 1,045,000 (2011 – 42,500) stock options were granted for an aggregate fair value of CAD$8,218,000 (2011 – CAD$394,000).

Notes Page 12

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

19.	SHARE CAPITAL (continued)

	(b)	Stock options (continued)

The fair value of employee stock options granted is estimated using the Black–Scholes Option Pricing Model with the following assumptions:

	Six Months Ended June 30,
	2012	2011
Weighted average fair value at grant date ($)	8.82	9.28
Expected dividend yield (%)	-	-
Average risk-free interest rate (%)	1.22	1.77
Expected l ife (years)	3.4	3.0
Expected volatility (%)	65	78
Forfeiture rate (%)	5.00	5.00

The expected volatility assumption is based on the historical and implied volatility of the Company’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.

(c)	Share capital to be issued

On June 5, 2006, pursuant to the acquisition of First Silver and the San Martin mine, First Majestic and First Silver entered into a business combination agreement whereby First Majestic acquired the 36.25% remaining minority interest in securities of First Silver resulting in First Silver becoming a wholly owned subsidiary of First Majestic.

At June 30, 2012, the prior shareholders of First Silver had yet to exchange 98,530 shares (December 31, 2011 – 99,030 shares) of First Silver, exchangeable for 49,265 shares (December 31, 2011 – 49,515 shares) of First Majestic resulting in a remaining value of shares to be issued of $209,000 (December 31, 2011 - $210,000). During the six months ended June 30, 2012, a total of 250 (2011 – 2,500) shares were redeemed by prior shareholders of First Silver.

Any certificate formerly representing First Silver shares not duly surrendered on or prior to September 14, 2012 shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions against First Majestic or First Silver by any former First Silver shareholder. After such date, all First Majestic shares to which the former First Silver shareholder was entitled shall be deemed to have been cancelled.

Notes Page 13

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

20.	EQUITY RESERVES

	Six Months Ended	Six Months Ended
	June 30, 2012	June 30, 2011

Available for sale revaluation reserve (a)
Balance at beginning of period	$1,127	$18
(Loss) gain on available for sale securities	(3,478)	1,634
Balance at end of period	(2,351)	1,652
Share-based payments reserve (b)
Balance at beginning of period	27,394	25,170
Share-based payments recognized in profit and loss, and related tax benefit	4,534	3,661
Reclassed to share capital for exercise of stock options and warrants	(1,417)	(3,242)
Balance at end of period	30,511	25,589
Foreign currency translation reserve (c)
Balance at beginning of period	(677)	621
Currency translation gain	170	719
Balance at end of period	(507)	1,340
Total equity reserves per statement of financial position	$27,653	$28,581

(a)	The available for sale reserve principally records the fair value gains or losses related to available-for-sale financial instruments.
(b)

The share-based payments reserve records the cumulative amount recognized under IFRS 2 in respect of options granted but not exercised to acquire shares of the Company and related tax benefits of $696,000.

(c)

The foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Company into the US dollar presentation currency.

21.	FINANCIAL INSTRUMENTS

	(a)	Capital risk management

The Company’s objective when managing capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns to its shareholders’ investments. The Company’s overall strategy with respect to capital risk management remains unchanged from the prior year ended December 31, 2011.

The capital of the Company consists of equity, comprising issued capital, share capital to be issued, equity reserves and retained earnings, debt facilities, net of cash and cash equivalents as follows:

	June 30, 2012	December 31, 2011
Equity	$397,208	$350,598
Debt facilities	-	784
Less: cash and cash equivalents	(70,890)	(91,184)
	$326,318	$260,198

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company’s Board of Directors.

Notes Page 14

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

21.	FINANCIAL INSTRUMENTS

	(b)	Financial risk management

There are no significant changes in financial risk management compared to the Company’s consolidated financial statements for the year ended December 31, 2011, except for the following:

		i)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at June 30, 2012, the Company has outstanding trade payables of $9.8 million (December 31, 2011 - $6.5 million) which are generally payable in 90 days or less and accrued liabilities of $14.1 million (December 31, 2011 - $15.9 million) which are generally payable within 12 months. The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months. The Company’s liabilities and commitments have maturities which are summarized below:

	Payments Due By Period
	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Trade and other payables	$23,895	$23,895	$-	$-	$-
Finance lease obligations	23,298	8,881	14,094	323	-
Decommissioning liabilities	7,725	-	-	-	7,725
Total Obligations	$54,918	$32,776	$14,094	$323	$7,725

ii)	Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

					June 30, 2012	December 31, 2011
	Cash	Trade	Trade	Net assets	Effect of +/- 10%	Net assets	Effect of +/- 10%
	and cash	and other	and other	(liabilities)	change in	(liabilities)	change in
	equivalents	receivables	payables	exposure	currency	exposure	currency
Canadian dollar	$14,246	$289	$(2,219)	$12,316	$1,232	$40,787	$4,079
Mexican peso	1,046	8,632	(12,829)	(3,151)	(315)	(7,433)	(549)
	$15,292	$8,921	$(15,048)	$9,165	$917	$33,354	$3,530

Notes Page 15

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

22.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Net change in non-cash working capital items:
Increase in trade and other receivables	$(1,999)	$(297)	$(837)	$(2,180)
Increase in inventories	(1,113)	(1,166)	(4,765)	(1,510)
(Increase) decrease in prepaid expenses and other	(1,178)	(3,318)	1,688	(4,010)
(Decrease) increase in trade and other payables	(10,961)	1,832	(3,544)	3,699
Increase (decrease) in taxes payable	11,255	(10)	12,012	813
	$(3,996)	$(2,959)	$4,554	$(3,188)
Non-cash investing and financing activities:
Transfer of share-based payments reserve upon exercise of options and warrants	$451	$1,715	$1,413	$3,242
Assets acquired by finance lease	(6,405)	(1,726)	(9,497)	(4,200)

The Company had no cash equivalents as at June 30, 2012 and 2011.

23.	VENDOR LIABILITY AND INTEREST

In May 2006, First Majestic acquired a controlling interest in First Silver for $50,776,000. The purchase price was payable to the seller (the “Seller”) in three instalments (“the Agreement”). The first instalment of $25,388,000, for 50% of the purchase price, was paid upon closing on May 30, 2006. An additional 25% instalment of $12,694,000 was paid on May 30, 2007. The final 25% instalment of $12,694,000, together with accrued interest of $872,000 was paid into a trust account of the Company and First Silver in May 2008, and a Letter of Credit deposited in court, pending the outcome of the claims.

In November 2007, an action was commenced by the Company and First Silver against the Seller who was previously a director, President & Chief Executive Officer of First Silver. The Company and First Silver alleged that, while holding the positions of director, President and Chief Executive Officer, the Seller engaged in a course of deceitful and dishonest conduct in breach of his fiduciary and statutory duties owed to First Silver, which resulted in the Seller acquiring a mine which was First Silver’s right to acquire. These allegations are denied by the Seller but management believes that there are substantial grounds to this claim.

On March 14, 2008, the Seller filed a Counterclaim in the Action against the Company in which he claimed for unpaid amounts and interest arising out of the Agreement. As of July 16, 2009, the claimed unpaid amount, together with interest calculated at the contractual interest rate of 6% amounted to $14,160,000.

On July 16, 2009, an Order was granted by the Court, with the consent of all parties, under which the Seller obtained a judgment in the amount of $14,160,000. The Company agreed that $13,566,000 under the Letter of Credit would be paid into the Seller’s lawyer’s trust account (the “Trust Funds”) in partial satisfaction of the Judgment. The Consent Order requires that the Trust Funds be held pending the outcome of the Action. In his counterclaim, the Seller is also seeking, among other things, interest at 6% compounded annually and calculated daily on the Trust Funds and reimbursements of all costs and expenses, including his legal fees, incurred by the Seller in pursuing his claims against the Company. The trial commenced in the Supreme Court of British Columbia, Vancouver, British Columbia in April 2012 and adjourned in June 2012. Additional trial dates are scheduled in November 2012 and January 2013 as the trial did not complete during the previously scheduled dates. The Consent Order does not affect the standing of the Company’s claims for relief against the Seller in the Action. The Trust Funds could potentially become accessible to the Company in the event of a favourable outcome to the litigation. However, the outcome of this litigation is not presently determinable and no amounts are recognized in the consolidated statement of financial position.

Notes Page 16

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

24.	CONTINGENT LIABILITIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company would accrue for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the condensed interim consolidated financial statements of the Company.

During 2011, Minera El Pilón, S.A. de C.V., a subsidiary of the Company, received tax assessments from the Mexican tax authority for fiscal years 2004 to 2007 relating to various tax treatments with a maximum potential remittance of approximately $5.6 million (75.7 million Mexican pesos). The Company is currently defending the tax treatments amounting to $3.2 million (43.4 million Mexican pesos) related to 2007 via the administrative appeal process and believes it has a strong defense against the claims. The tax reassessments for 2004 to 2006 amounting to $2.4 million (32.3 million Mexican pesos) were pursued through tax court, pledged with certain properties of the San Martin Mine as guarantees. In July 2012, the Company successfully won its appeal for the 2004 tax reassessment of $0.7 million (10.0 million Mexican pesos). Final resolutions for 2005 and 2006 tax years are expected by September 2012. The Company believes it is probable that it will defend itself successfully in all claims and therefore has not recorded a provision for the potential tax exposure relating to these assessments.

25.	SUBSEQUENT EVENTS

Subsequent to June 30, 2012:

a)

On July 3, 2012, the Company completed the arrangement to acquire all of the issued and outstanding common shares of Silvermex Resources Inc. (“Silvermex”) for total consideration of $137.0 million. Upon closing of the transaction, a total of 9,451,654 common shares of the Company and 338,295 replacement warrants were issued. As the transaction was completed subsequent to the quarter ended June 30, 2012, financial and operating results of Silvermex were not included in the Company’s condensed interim consolidated financial statements for the quarter and year to date ended June 30, 2012. See note 26 for details;

b)

In July 2012, the Company successfully won its appeal for the 2004 tax reassessment of $0.7 million (10.0 million Mexican pesos). Final resolutions for 2005 and 2006 tax years are expected by September 2012. See note 24 for details;

	c)	A total of 65,000 options were granted with an average exercise price of CAD$14.58 expiring in July 2017; and

	d)	A total of 27,375 options were exercised for gross proceeds of CAD$237,000.

Pursuant to the above subsequent events, the Company has 115,368,226 common shares outstanding as at the date on which these condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors.

26.	ACQUISITION OF SILVERMEX RESOURCES INC.

On July 3, 2012, the Company completed the plan of arrangement (the “Arrangement”) previously announced on April 3, 2012 to acquire all of the issued and outstanding common shares of Silvermex Resources Inc. The total consideration was valued at $137.0 million (CAD$138.7 million) at the acquisition date.

The acquisition strengthens First Majestic’s position, adding the La Guitarra Mine as the Company’s fourth producing asset with additional growth potential. La Guitarra will further diversify production and cash flow across the Company’s robust portfolio of producing mines and development projects in Mexico.

Notes Page 17

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

26.	ACQUISITION OF SILVERMEX RESOURCES INC. (continued)

Total transaction costs for the acquisition are estimated to be $2.0 million, of which $781,000 have been incurred and expensed in the current period.

As the transaction was completed subsequent to the quarter ended June 30, 2012, financial and operating results of Silvermex were not included in the Company’s condensed interim consolidated financial statements for the quarter and year to date ended June 30, 2012.

Total consideration for the acquisition and preliminary purchase price allocation, in accordance with IFRS 3 - Business Combinations, are estimated as follows:

Consideration:
9,451,654 First Majestic common shares	$136,317
338,295 First Majestic replacement warrants	646
Cash paid (264.4 million Silvermex shares x CAD$0.0001 per share)	27
Total consideration	$136,990

Allocation of purchase price
Cash	$8,482
Other net working capital	(311)
Mining interests	116,567
Property, plant and equipment	11,221
Goodwill	22,955
Deposit on long-term assets	485
Decommissioning liabilities	(1,967)
Deferred tax liabilities	(20,442)
$136,990

Goodwill was recognized as a result of the requirement under IFRS to record deferred tax liability on the excess of the fair value of the acquired assets over their corresponding tax bases, with the corresponding offset recorded as goodwill.

As at the date these condensed interim consolidated financial statements were issued, the allocation of the purchase price is based on preliminary estimates and has not been finalized. The Company is currently in the process of determining the fair values of identifiable assets acquired and liabilities assumed, measuring the associated deferred income tax assets and liabilities and potential goodwill. The actual fair values of the assets and liabilities may differ materially from the amounts disclosed in the preliminary purchase price allocation and are subject to change.

27.	APPROVAL OF FINANCIAL STATEMENTS

The condensed interim consolidated financial statements of First Majestic Silver Corp. for the three and six months ended June 30, 2012 were approved and authorized for issue by the Board of Directors on August 13, 2012.

Notes Page 18